SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15*)

Magic Software Enterprises Ltd.

(Name of Issuer)

Ordinary Shares NIS 0.01 par value

(Title of Class of Securities)

559166 10 3

(CUSIP Number)

Guy Bernstein

Formula Systems (1985) Ltd.

5 Haplada St.

Or-Yehuda 60218, Israel

972-3-5389487

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 559166 10 3
1.	Names of Reporting Persons
Formula Systems (1985) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 19,050,044
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 19,050,044
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,050,044
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) o
13.	Percent of Class Represented by Amount in Row(11) 52.0%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

No change.

Item 2: Identity and Background

Item 2 is amended and restated as follows:

The name of the reporting corporation is Formula Systems (1985) Ltd. (“Formula” or the "Reporting Person"), which is organized under the laws of Israel.

Formula’s principal business is holding and managing interests in companies that provide global IT solutions and services.

Formula’s principal office is located at 5 Haplada St., Or-Yehuda, 60218, Israel.

There are no criminal convictions or civil judgments or injunctions to report under Item 2(d) or (e) of Schedule 13D.

Item 3: Source or Amount of Funds or Other Consideration

Item 3 is hereby amended to delete the last sentence thereof and to add the following:

From December 2008 through September 7, 2012, Formula purchased an aggregate of 515,292 ordinary shares of the Issuer in open market transactions for an aggregate purchase price of approximately US$2,500,000. The source of such funds was Formula’s working capital.

Item 4: Purpose of Transaction

The paragraph beginning "As a result" shall be deleted and the following inserted in its place:

From December 2008 through September 7, 2012, Formula purchased an aggregate of 515,292 ordinary shares of the Issuer in open market transactions.

As a result of the foregoing transactions, Formula beneficially owns 19,050,044 ordinary shares of the Issuer, representing approximately 52.0% of the outstanding ordinary shares of the Issuer.

The last two paragraphs of Item 4 shall be deleted and the following inserted in their place:

Formula may from time to time acquire additional ordinary shares in the open market or in privately negotiated transactions in order to support its control position in the Issuer or otherwise.

Formula does not have any current plans to dispose of the securities of the Issuer or to effect any other transaction described in Items 4(b) through (j) of Schedule 13D.

Item 5: Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

 (a), (b) Formula is the beneficial owner of and has sole voting and dispositive power with respect to 19,050,044 ordinary shares of the Issuer, which represent 52.0% of the total issued and outstanding 36,611,813 ordinary shares of the Issuer.

(c) During the past sixty days, Formula purchased ordinary shares of the Issuer in the following transactions.

Date	Number of Shares	Price per Share	Nature of Transaction
8/13/12	13,234	$4.05	open market purchase
8/21/12	96,458	$4.66	open market purchase
8/29/12	100,000	$4.67	open market purchase
9/7/12	100,000	$4.65	open market purchase
(d) None. (e) N/A.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change.

Item 7: Material to Be Filed as Exhibits

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2012

FORMULA SYSTEMS (1985) LTD.

By: /s/ Asaf Berenstin
Name: Asaf Berenstin

Title: Chief Financial Officer